OMB APPROVAL
                                                      OMB Number: 3235-0145
                                                      Expires: December 31, 2005
                                                      Estimated average burden
                                                      hours per response. . . 11

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                                ImproveNet, Inc.
                                (Name of Issuer)


                         Common Stock, $0.001 Par Value
                         (Title of Class of Securities)


                                    45321E106
                                 (CUSIP Number)


                               Jeffrey Perry, Esq.
                        8930 E. Raintree Drive, Suite 300
                              Scottsdale, AZ 85260
                             Telephone 480-346-2014
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 23, 2002
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 45321E106
--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Naser Ahmad
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         [ ] (a)
                                                                         [X] (b)
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     SC
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States
--------------------------------------------------------------------------------
Number of       7.  Sole Voting Power
Shares              10,103,580
Beneficially        ------------------------------------------------------------
Owned by        8.  Shared Voting Power
Each                0
Reporting           ------------------------------------------------------------
Person With     9.  Sole Dispositive Power
                    10,103,580
                    ------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     10,103,580
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [ ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     19.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

ITEM 1. Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, $0.001 par value (the "Common Stock"), of ImproveNet, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 8930 E. Raintree Drive, Suite 300, Scottsdale, Arizona 85260.

ITEM 2. Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

     (a)  Name;

          Naser Ahmad

     (b)  Residence or business address;

          8930 E. Raintree Drive, Suite 300, Scottsdale, AZ 85260

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

          Chief Technology Officer of ImproveNet, Inc.

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

          Inapplicable.

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

          Inapplicable.

     (f)  Citizenship.

          A U.S. citizen and resident of the State of Arizona.

ITEM 3. Source and Amount of Funds or Other Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.

Naser Ahmad acquired beneficial ownership of the Common Stock reported on hereunder on December 23, 2002 pursuant to the closing of the merger (the "Merger") contemplated by the Agreement and Plan of Merger, as amend (the "Merger Agreement"), dated July 30, 2002, by and among the Company, Etech Acquisition, Inc., a wholly-owned subsidiary of the Company, and eTechLogix, Inc., an Arizona corporation ("Etech"). Mr. Ahmad was a common stockholder of Etech, and pursuant to the Merger, all of the common stock holdings of Etech were converted into shares of Common Stock of the Company. The Company was to issue up to a total of 37,500,000 shares of Common Stock upon the closing of the Merger.

Under the provisions of Section 2.1 of the Merger Agreement, as amended, five directors of the Company's Board of Directors will submit letters of resignation, to be effective at and upon condition of the Buyback Closing (as defined in the Merger Agreement). At that time Jeffrey I. Rassas, Homayoon J. Farsi and Naser Ahmad shall be appointed to fill the vacancies left by such resignations. Under the provisions of Section 1.2 of the Merger Agreement, as amended, the effectiveness of the letters of resignation and the reconstitution of the Company's Board of Directors shall occur upon the completion of the Buyback Closing. It is anticipated, but not assured, that the Buyback Closing will be completed on or about January 2, 2003.

ITEM 4. Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

The purpose of the transaction was for the Company to acquire all of the outstanding capital stock and equity interests of Etech by means of a merger of a wholly owned subsidiary of the Company with and into Etech, with Etech as the surviving corporation. The Company was to issue up to a total of 37,500,000 shares of Common Stock upon the closing of the Merger. Except as described in
Item 3 above, which is hereby incorporated by reference, the Reporting Person has no other plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

The Reporting Person intends to evaluate and review the Company and its business, assets, corporate structure, capitalization, operations, properties, polices, management and personnel with a view towards determining how to optimally realize any potential benefits which arise from the Merger. Accordingly, the Reporting Person reserves the right to change any plans and intentions at any time, as such Reporting Person deem necessary and appropriate.

ITEM 5. Interest in Securities of the Issuer

     (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of
          Section 13(d)(3) of the Act;

          10,103,580 shares of Common Stock representing 19% of the shares outstanding.

     (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by
          Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

          10,103,580 shares as to which there is sole voting power and sole dispositive power.

     (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (ss.240.13d-191), whichever is less, by the persons named in response to paragraph (a).

          INSTRUCTION. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

          Within the past 60 days, the following transactions were effected: The transactions described in Item 3.

     (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

          Inapplicable.

     (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

          INSTRUCTION. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

          Inapplicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

None.

ITEM 7. Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by ss.240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

Exhibit                            Description
-------                            -----------
  1(1) Agreement and Plan of Merger, dated July 30, 2002, by and among ImproveNet, Inc., a Delaware corporation, eTechLogix, Inc., an Arizona corporation, and Etech Acquisition, an Arizona corporation.

  2       Amendment No. 1 to Agreement and Plan of Merger, dated October 1,
          2002.

  3       Amendment No. 2 to Agreement and Plan of Merger, dated November 12,
          2002.

----------
(1) Incorporated by reference from ImproveNet, Inc.'s Form 8-K filed with the Securities and Exchange Commission on August 6, 2002.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date           January 2, 2003
               --------------------------------
Signature      /s/ Naser Ahmad
               --------------------------------
Name/Title     Naser Ahmad
               --------------------------------

                                                                       Exhibit 2

                               AMENDMENT NO. 1 TO
                          AGREEMENT AND PLAN OF MERGER

     This Amendment No. 1 to Agreement and Plan of Merger (this "Amendment') dated as of October 1, 2002, is made by and among IMPROVENET, INC., a Delaware corporation ("IMPV"), ETECHLOGIX, INC., an Arizona corporation ("ETECH"), ETECH ACQUISITION, INC., an Arizona corporation and a wholly owned subsidiary of IMPV ("Merger Sub").

                              PRELIMINARY STATEMENT

     A. This Amendment is made with reference to the Agreement and Plan of Merger, dated as of July 30, 2002 (the "Merger Agreement"), between IMPV, ETECH and Merger Sub (collectively, the "Parties"). Capitalized terms used herein shall have the same meanings ascribed to them in the Merger Agreement.

     B. In accordance with Section 9.1 of the Merger Agreement, the Parties have agreed to amend and modify the Merger Agreement as set forth below.

                                    AMENDMENT

     In consideration of the premises, and of the mutual agreements made herein, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged by each Party, the Parties agree as follows:

     Paragraph 1. Section 10.1(d) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

          "(d) by ETECH or IMPV if the Closing has not occurred by December 31, 2002."

                      THE NEXT PAGE IS THE SIGNATURE PAGE.

     In witness whereof, this Amendment No. 1 to the Merger Agreement is executed by IMPV, ETECH and Merger Sub as of the date first set forth above.


                                        IMPV:

                                        IMPROVENET, INC.


                                        By: /s/ Ronald B. Cooper
                                            ------------------------------------
                                            Ronald B. Cooper
                                            Chairman


                                        MERGER SUB:

                                        ETECH ACQUISITION, INC.


                                        By: /s/ Ronald B. Cooper
                                            ------------------------------------
                                            Ronald B. Cooper, President


                                        ETECH:

                                        ETECHLOGIX, INC.


                                        By: /s/ Jeffrey I. Rassas
                                            ------------------------------------
                                            Jeffrey I. Rassas, CEO


                                        By: /s/ Homey J. Farsi
                                            ------------------------------------
                                            Homey J. Farsi, President

                                                                       Exhibit 3

                               AMENDMENT NO. 2 TO
                          AGREEMENT AND PLAN OF MERGER

     This Amendment No. 2 to Agreement and Plan of Merger (this "Amendment') dated as of November 12, 2002, is made by and among IMPROVENET, INC., a Delaware corporation ("IMPV"), ETECHLOGIX, INC., an Arizona corporation ("ETECH"), ETECH ACQUISITION, INC., an Arizona corporation and a wholly owned subsidiary of IMPV ("Merger Sub").

                              PRELIMINARY STATEMENT

     A. This Amendment is made with reference to the Agreement and Plan of Merger, dated as of July 30, 2002, as amended on October 1, 2002 (the "Merger Agreement"), between IMPV, ETECH and Merger Sub (collectively, the "Parties"). Capitalized terms used herein shall have the same meanings ascribed to them in the Merger Agreement.

     B. The Parties have agreed to change the terms of the Merger Agreement so that the occurrence of the Effective Time prior to the expiration of the twenty
(20) business day period during which IMPV will offer to repurchase the outstanding Buyback Interests of IMPV in connection with the Share Buyback is a condition to the obligations of IMPV to purchase and pay for Buyback Interests in the Share Buyback. The parties have further agreed that the current directors of IMPV will remain on the Board of Directors of IMPV until the Buyback Price has been paid to all holders of Buyback Interests who properly tender their Buyback Interests in the Share Buyback so that the directors may personally direct the fulfillment by IMPV of its obligations with respect to the Share Buyback. In accordance with Section 9.1 of the Merger Agreement, the Parties have agreed to amend and modify the Merger Agreement as set forth below.

                                    AMENDMENT

     In consideration of the premises, and of the mutual agreements made herein, and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged by each Party, the Parties agree as follows:

     1. Sections 1.2(b), 1.2(c), 1.2(d) and 1.2(e) of the Merger Agreement are hereby amended and restated to read in their entirety as follows:

     "(b) CLOSING DELIVERIES. At Closing, (i) IMPV and ETECH shall each deliver any undelivered items of the items set forth in Section 8, (ii) ETECH shall deliver the $250,000 balance of the New Capital (as defined below) and those funds and the $250,000 previously deposited by ETECH pursuant to
     Section 2.3(a) shall be paid to American Stock Transfer & Trust Company

     (the "DEPOSITARY"), (iii) IMPV shall irrevocably pay cash in an amount which, when added to the $500,000 referred to above, will equal the aggregate Buyback Price which would be payable in the Share Buyback if all Buyback Interests, other than those held by the New IMPV Shareholders (as defined below), were tendered, and (iv) IMPV and ETECH shall have delivered mutually acceptable instructions to the Depositary meeting the requirements of this Section 1.2(b). The funds paid to the Depositary pursuant to items
     (ii) and (iii) shall be referred to herein as the "ESCROWED FUNDS." ETECH and IMPV shall give irrevocable instructions to the Depositary to hold the Escrowed Funds in escrow for the exclusive benefit of tendering holders of Buyback Interests and for the exclusive purpose of paying the Buyback Price to such holders. Arrangements satisfactory to IMPV and ETECH shall be made with the Depositary so that the Depositary is irrevocably bound to hold the Escrowed Funds in escrow for the exclusive benefit of tendering holders of Buyback Interests, to pay the Buyback Price to such holders from the Escrowed Funds and to return to IMPV as soon as possible and in any event within two (2) business days any portion or portions of the Escrowed Funds which will not be required to fund the payment of the Buyback Price to tendering holders of Buyback Interests whenever the Depositary is able to determine that such portion or portions of the Escrowed Funds will not be so required. The arrangements shall provide, for the benefit of tendering holders of Buyback Interests, that the Depositary may not return any of the Escrowed Funds to IMPV other than as required above unless the Depositary is instructed to do so by a writing signed by both IMPV and Ronald B. Cooper. IMPV shall become the owner of the funds transferred pursuant to item (ii) above when the Articles of Merger are filed with the Arizona Corporation Commission, but not before. If the Articles of Merger are not filed with the Arizona Corporation Commission within 30 days from the date of the Closing, ETECH and IMPV shall provide written instructions to the Depositary, signed by them and by Ronald B. Cooper, directing the Depositary to return the Escrowed Funds by wire to the bank accounts from which they were transferred to the Depositary.

     (c) EFFECTIVE TIME. Upon (i) confirmation of receipt by IMPV of the $250,000 balance of the New Capital, and (ii) IMPV's receipt of evidence reasonably satisfactory to it that the Escrowed Funds have been received by the Depositary and escrow arrangements with the Depositary have been made as required by Section 1.2(b), IMPV shall cause the Articles of Merger to be filed with the Arizona Corporation Commission.

     (d) SHARE BUYBACK. Once the Articles of Merger have been filed, IMPV shall be irrevocably obligated to complete the Share Buyback and to pay the BuyBack Price to all holders of Buyback Interests who tender their Buyback Interests pursuant to the terms of the Share Buyback as such terms are in effect immediately prior to the filing of the Articles of Merger. The persons who hold Buyback Interests immediately prior to the filing of the Articles of Merger are third party beneficiaries of this Agreement with respect to the obligations of IMPV under the preceding sentence and may exercise any and all remedies available under applicable law to enforce such obligations.

     (e) RECONSTITUTION OF THE BOARD OF DIRECTORS. Upon written confirmation to IMPV and ETECH that (i) the Depositary has paid the Buyback Price to all holders of Buyback Interests who have been determined to have properly tendered Buyback Interests in the Share Buyback and (ii) with respect to any holders of Buyback Interests with respect to which there is a dispute concerning whether a proper tender has been made or with respect to which the only condition to payment of the Buyback Price is the delivery of a share certificate pursuant to a properly executed and tendered Notice of Guaranteed Delivery, the Depositary is holding a sufficient amount of the Escrowed Funds which is irrevocably dedicated to be applied to payment to such holders to the extent that it may ultimately be determined that payment should be made to them (the receipt of which confirmation shall be referred to herein as the "BUYBACK CLOSING"), the letters of resignation described in Section 2.1 shall become effective and the Board of Directors shall be reconstituted as described in Section 2.1.

     2. Section 2.2(d) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

     (d) Notwithstanding anything to the contrary contained herein, the Buyback Closing is expressly conditioned upon the Closing of this Agreement having occurred prior to the expiration of the tender offer related to the Share Buyback, and the Closing of this Agreement is expressly conditioned upon the commencement of such tender offer.

     3. The second sentence of Section 2.3(b) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

     "Funding of the final $250,000 of the New Capital is expressly conditioned upon the Closing of the Agreement."

     4. Section 7.1(b) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

     "(d) The tender offer related to the Share Buyback shall have commenced;"

     5. Section 7.1(o) of the Merger Agreement is hereby amended and restated to read in its entirety as follows:

     "(o) IMPV shall have immediately available for payment to the Depositary the full amount of the Escrowed Funds, less the $250,000 balance of the New Capital."

     In witness whereof, this Amendment No. 2 to the Merger Agreement is executed by IMPV, ETECH and Merger Sub as of the date first set forth above.


                                        IMPV:

                                        IMPROVENET, INC.


                                        By: /s/ Ronald B. Cooper
                                            ------------------------------------
                                            Ronald B. Cooper
                                            Chairman


                                        MERGER SUB:

                                        ETECH ACQUISITION, INC.


                                        By: /s/ Ronald B. Cooper
                                            ------------------------------------
                                            Ronald B. Cooper, President


                                        ETECH:

                                        ETECHLOGIX, INC.


                                        By: /s/ Jeffrey I. Rassas
                                            ------------------------------------
                                            Jeffrey I. Rassas, CEO


                                        By: /s/ Homey J. Farsi
                                            ------------------------------------
                                            Homey J. Farsi, President